Exhibit 99.1

Ur-Energy Congratulates Crosshair Exploration and Mining on Completion
of its Earn-In to The Bootheel Project, LLC

Denver, Colorado (Marketwire – October 21, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) offers the Company’s congratulations to Crosshair Exploration & Mining Corporation (TSX:CXX, NYSE Amex:CXZ) (“Crosshair”) on its completion of earn-in to a 75% interest in The Bootheel Project, LLC (“Bootheel Project”) in the Shirley Basin Wyoming.

The Bootheel Project was initially formed in 2007 with Target Exploration & Mining Corp. (“Target”).  Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair through a plan of arrangement.  Crosshair earned its 75% interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 common shares of Target to the Company.

The Bootheel Project comprises the Bootheel property and Buck Point property, and currently covers defined areas of approximately 8,524 gross, and 7,895 net, mineral acres (the statement of net mineral acres with regard to the Bootheel property arises as a part of the 2008 agreements to which the lessor has a 75% mineral interest).  The properties of Bootheel Project cover an area of known uranium occurrences within the Shirley Basin.

In addition, Crosshair recently announced the results of an independent National Instrument 43-101 mineral resource estimate on the Bootheel property.  This NI 43-101 resource estimate reports that the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 and an inferred resource of 3.25 million pounds U3O8 at an average grade of 0.037% U3O8.

Bill Boberg, President and CEO, stated, “Crosshair has been a very diligent partner, and we are very pleased with the work that they have been conducting on the Bootheel Project.  We congratulate them on the completion of the earn-in on the project and look forward to working with them to advance the project.  We are also pleased that the Bootheel Project demonstrates another example of how Ur-Energy continues to obtain value from historic databases and other non-core assets.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the completion and timing of exploration programs including at Bootheel or Buck Point; risks associated with project development; the need for additional financing) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.